Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
April 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: David Mathews

Re:     Global X Funds
File No. 333-151713, 811-22209
Dear Mr. Mathews:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendments Nos. 769 and 770 (each an “Amendment” and together, the “Amendments”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of its series, the Global X S&P 500 Quality Dividend Covered Call ETF (the “S&P Covered Call Fund”), and the Global X MLP & Energy Infrastructure Covered Call ETF (the “MLP Covered Call Fund” and together with the S&P Covered Call Fund, each a “Fund” and together, the “Funds”) pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on January 29, 2024. This letter responds to the Staff's comments with respect to the Amendments that you provided on March 21, 2024 to the undersigned.

U.S. Securities and Exchange Commission
Attention: David Mathews
April 11, 2024

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1.Comment: In correspondence, please provide a complete, pre-effective fee table for each Fund, and include a discussion of how “other expenses” were reasonably estimated for current fiscal year. In addition, please confirm whether the Adviser intended to enter into any expense limitation agreements or fee waivers with respect to each Fund.
Response: The Registrant has completed each Fund’s fee table and expense example, which are included below. The Registrant confirms that there will be no fee waiver, fee reimbursement or recoupment arrangement. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by each Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that either Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Registrant submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
S&P Covered Call Fund
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.35%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.35%
1Other Expenses are based on estimated amounts for the current fiscal year.
Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission
Attention: David Mathews
April 11, 2024

One Year	Three Years
$36	$113

MLP Covered Call Fund
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.60%
1Other Expenses are based on estimated amounts for the current fiscal year.
Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$61	$92

2.Comment: Given the Funds’ investment strategies involving investments in and writing of call options on an underlying ETF, please add a line item for each fee table to reflect AFFE and include an explanatory note.
Response: Pursuant to the Funds’ Supervision and Administration Agreement, Global X Management Company LLC, rather than the Funds, bears the acquired fund fees and expenses associated with Fund portfolio transactions in affiliated ETFs. In addition, the Adviser does not currently anticipate that the Fund will invest in unaffiliated ETFs.

U.S. Securities and Exchange Commission
Attention: David Mathews
April 11, 2024

3.Comment: Please supplementally confirm whether the Funds intend to engage in borrowing for investment or other purposes in the initial year of operations, and if so, add a line item to the fee table reflecting estimated interests from borrowing costs.
Response: The Registrant does not anticipate either Fund engaging in such borrowing.

4.Comment: In each Fund’s Prospectus, in the section titled “PRINCIPAL INVESTMENT STRATEGIES,” please clarify throughout that each Fund will invest in constituent securities or securities represented by the Underlying Index.
Response: Each Fund's disclosure has been revised to state: “invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the constituent securities of the [Underlying Index].”

5.Comment: Please supplementally clarify whether the substantially identical investments to the component securities of the underlying index will be the securities of the Reference Fund, and if not, then please explain in the disclosure what substantially identical would be.
Response: The Registrant has updated the sections of each of the Fund’s Prospectuses titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:
Global X S&P 500 Quality Dividend Covered Call ETF:
The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the constituent securities of the Cboe QDIV ATM BuyWrite Index (the "Underlying Index") ~~or in investments that are substantially identical to such component securities, either individually or in the aggregate~~. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

Global X MLP & Energy Infrastructure Covered Call ETF:

The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the constituent securities of the Cboe MLPX ATM BuyWrite Index (the "Underlying Index") ~~or in investments that are substantially identical to such component securities, either individually or in the aggregate~~. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

6.Comment: In each Fund’s Prospectus, in the section titled “PRINCIPAL INVESTMENT STRATEGIES,” please clarify whether the defined term “Index Provider” is Cboe Global Indices, LLC or Solactive AG.

U.S. Securities and Exchange Commission
Attention: David Mathews
April 11, 2024

Response: The disclosure has been revised to clarify the “Underlying Index Provider” and the “Reference Index Provider.”

7.Comment: With respect to the MLP Covered Call Fund, please supplementally explain how the Underlying Index is not concentrated in the industry or sector given that the Fund intends to track the Underlying Index representing primarily energy infrastructure companies.
Response: The disclosure has been revised to state: “As of March 28, 2024, the Underlying Index was concentrated in the oil, gas and consumable fuels industry and had significant exposure to the energy sector.”

8.Comment: In each Fund’s Prospectus, in the section titled "SUMMARY OF PRINCIPAL RISKS,” please confirm whether the Funds will use derivative instruments other than call options, such as swaps or futures, as noted in the Funds’ Item 9 of Form N-1A disclosure, and if so, add further disclosure of the risks associated with those additional derivatives.
Response: The Registrant confirms that the only derivative instrument that the funds will utilize will be call options. References to swaps and futures have been removed from each Fund's Prospectus.

9.Comment: In each Fund’s Prospectus, with respect to the “Capitalization Risk” disclosure in the section titled "SUMMARY OF PRINCIPAL RISKS,” please clarify what is meant by “large cap company,” and disclose why that risk is relevant to the fund’s portfolio, and also why risks associated with mid- and small- capitalizations are not relevant.
Response: The Registrant confirms that large capitalization refers to companies with market capitalization greater than $10 billion. Mid capitalization refers to companies with market cap less than $10 billion, small capitalization refers to companies with market cap less than $2 billion, and micro capitalization refers to companies with market cap less than $300 million. Based on the latest annual prospectus updates, and the associated fund holdings at that time, the fund holdings for the MLP Covered Call Fund’s Reference Fund only reflected large and mid-cap companies, and the fund holdings for the S&P Covered Call Fund’s Reference Fund only reflected large-cap companies.
The Registrant has added the following risk to the MLP Covered Call Fund’s prospectus:
Mid-Capitalization Companies Risk: Mid-capitalization companies may have greater price volatility, lower trading volume and less liquidity than large-capitalization companies. In addition, mid-capitalization companies may have smaller revenues, narrower product lines, less management depth and experience, smaller shares of their product or service markets, fewer financial resources and less competitive strength than large-capitalization companies.

10.Comment: In the MLP Covered Call Fund’s Prospectus, with respect to “Cash Transaction Risk” disclosure in the section titled "SUMMARY OF PRINCIPAL RISKS,” please supplementally explain

U.S. Securities and Exchange Commission
Attention: David Mathews
April 11, 2024

why the Trust determined that this Fund will primarily purchase and redeem creation units with cash rather than in-kind deposits.
Response: The Fund will not engage in purchasing and redeeming creation units with cash rather than in-kind deposits and the “Cash Transaction Risk” disclosure has been removed.

11.Comment: In the MLP Covered Call Fund’s Prospectus, with respect to the “Foreign Securities Risk” disclosure in the section titled "SUMMARY OF PRINCIPAL RISKS,” please supplementally explain in correspondence how foreign securities risk is applicable to the Fund, given that the Fund primarily invests in the securities of U.S. companies. In addition, please consider adding a statement in the introduction to the "SUMMARY OF PRINCIPAL RISKS” and “FURTHER DISCUSSION OF PRINCIPAL RISKS” sections of each Fund’s Prospectus to acknowledge that certain risks may be posed by either the Funds’ direct investments or indirect investments in the Reference Fund .
Response: The Registrant notes that “Foreign Securities Risk” has been removed from the "SUMMARY OF PRINCIPAL RISKS” and “FURTHER DISCUSSION OF PRINCIPAL RISKS” sections of the Global X MLP & Energy Infrastructure Covered Call ETF prospectus. Given that the MLP Covered Call Fund's disclosure now aligns with the expected risks from the Reference Fund, the Registrant respectfully declines to add further disclosure regarding the Reference Fund to its risk disclosures at this time.

12.Comment: In the MLP Covered Call Fund’s Prospectus, the sections titled "SUMMARY OF PRINCIPAL RISKS” and “FURTHER DISCUSSION OF PRINCIPAL RISKS” include risk disclosure relating to securities lending; however, the Fund’s PRINCIPAL INVESTMENT STRATEGIES” section does not include reference to securities lending. Please clarify the disclosure in the Fund’s Prospectus so that the investment strategies and risk disclosures are consistent.
Response: The MLP Covered Call Fund does not intend to engage in securities lending, and accordingly, the “Securities Lending Risk” disclosure has been removed from the "SUMMARY OF PRINCIPAL RISKS” and “FURTHER DISCUSSION OF PRINCIPAL RISKS” sections of the MLP Covered Call Fund Prospectus.

13.Comment: With respect to the risk disclosure relating to tax treaty reclaims uncertainty in the section titled “FURTHER DISCUSSION OF PRINCIPAL RISKS” of each Fund’s Prospectus, please supplementally clarify how such risk is applicable to each Fund’s investment strategies involving investments in U.S. traded ETFs.
Response: The Funds do not intend to invest in foreign securities, and accordingly, tax treaty reclaims uncertainty disclosure has been removed from each Fund’s Prospectus.

U.S. Securities and Exchange Commission
Attention: David Mathews
April 11, 2024

14.Comment: In the “TAXES” section of each Fund’s Prospectus, please supplementally clarify how taxes relevant to foreign currency and investment are applicable to each Fund’s investment policy.
Response: References to foreign currency and investment have been removed from the “TAXES” section.

15.Comment: With respect to each Fund’s description of its index and index providers, please supplementally confirm that any license to use said index will be filed as an exhibit on Part C of each Fund’s Registration Statement.
Response: The licensing agreement for the index’s data is between the index provider and the Adviser. The Adviser sub-licenses the index’s data to the Funds. The sub-license agreement between the Adviser and the Funds is a material contract and ise included as an exhibit to Form N-1A.

16.Comment: For each Fund, please revise the description of the Fund’s 80% investment policy in the Statement of Additional Information so that it matches the description in each Fund’s Prospectus.
Response: The requested change has been made.

Please do not hesitate to contact me at (929) 389-1469 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Evan W. Busteed
                        Evan W. Busteed, Esq.